BANK OF AMERICA



       1996
       BUSINESS LOAN
       AGREEMENT

       Dated June 25, 1996





       IMPCO Technologies, Inc.
       16804 Gridley Place
       Cerritos, CA  90701



      COVER

                           BUSINESS LOAN AGREEMENT

          This Agreement dated as of 25 June, 1996, is between Bank of America National Trust and Savings Association (the "Bank"), IMPCO Technologies, Inc. (the "Borrower"), and AirSensors, Inc. (the "Guarantor").

1.   FACILITY NO. 1:  LINE OF CREDIT AMOUNT AND TERMS

          1.1   LINE OF CREDIT AMOUNT.

                (a) During the availability period described below, the Bank will provide a line of credit ("Facility No. 1") to the Borrower. The amount of the line of credit (the "Facility No. 1 Commitment") is Eight Million Dollars ($8,000,000).

                (b) This is a revolving line of credit with a within line facility for letters of credit. During the availability period, the Borrower may repay principal amounts and reborrow them.

                (c) The Borrower agrees not to permit the outstanding principal balance of the line of credit plus the outstanding amounts of any letters of credit, including amounts drawn on letters of credit and not yet reimbursed, to exceed the Facility No. 1 Commitment.

          1.2 AVAILABILITY PERIOD. The line of credit is available between the date of this Agreement and August 31, 1998 (the "Expiration Date") unless the Borrower is in default.

          1.3   INTEREST RATE.

                (a) Unless the Borrower elects an optional interest rate as described below, the interest rate is the Bank's Reference Rate.

                (b) The Reference Rate is the rate of interest publicly announced from time to time by the Bank in San Francisco, California, as its Reference Rate. The Reference Rate is set by the Bank based on various factors, including the Bank's costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans. The Bank may price loans to its customers at, above, or below the Reference Rate. Any change in the Reference Rate shall take effect at the opening of business on the day specified in the public announcement of a change in the Bank's Reference Rate.

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           1.4   REPAYMENT TERMS.

                 (a) The Borrower will pay interest on June 30, 1996, and then monthly thereafter until payment in full of any principal outstanding under this line of credit.

                 (b) The Borrower will repay in full all principal and any unpaid interest or other charges outstanding under this line of credit no later than the Expiration Date. Any amount bearing interest at an optional interest rate (as described below) may be repaid at the end of the applicable interest period, which shall be no later than the Expiration Date.

           1.5 OPTIONAL INTEREST RATE. Instead of the interest rate based on the Bank's Reference Rate, the Borrower may elect the optional interest rate listed below for this Facility No. 1 during interest periods agreed to by the Bank and the Borrower. The optional interest rate shall be subject to the terms and conditions described later in this Agreement. Any principal amount bearing interest at an optional rate under this Agreement is referred to as a "Portion." The optional interest rate available is the Cayman Rate plus 1.75 percentage points.

           1.6 LETTERS OF CREDIT. This line of credit may be used for financing:

                 (i) commercial letters of credit with a maximum maturity of 180 days but not to extend more than 90 days beyond the Expiration Date. Each commercial letter of credit will require drafts payable at sight.

                (ii) standby letters of credit with a maximum maturity of five (5) years but not to extend beyond April 30, 2001.

               (iii) The amount of the letters of credit outstanding at any one time (including amounts drawn on letters of credit and not yet reimbursed) may not exceed Two Million Dollars ($2,000,000) for commercial letters of credit and Seven Hundred Fifty Thousand Dollars ($750,000) for standby letters of credit.

                (iv) The following letter of credit is outstanding from the Bank for the account of the Borrower:

                    Letter of Credit Number       Amount
                    -----------------------       ------
                    LASB #227940                  $375,000

     As of the date of this Agreement, this letter of credit shall be deemed to be outstanding under this Agreement, and shall be subject to all the terms and conditions stated in this Agreement.

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The Borrower agrees:

                 (a) any sum drawn under a letter of credit may, at the option of the Bank, be added to the principal amount outstanding under this Agreement. The amount will bear interest and be due as described elsewhere in this Agreement.

                 (b) if there is a default under this Agreement, to immediately prepay and make the Bank whole for any outstanding letters of credit.

                 (c) the issuance of any letter of credit and any amendment to a letter of credit is subject to the Bank's written approval and must be in form and content satisfactory to the Bank and in favor of a beneficiary acceptable to the Bank.

                 Commercial Letter of Credit or Application and Agreement for Standby Letter of Credit.

                 (e) to pay any issuance and/or other fees that the Bank notifies the Borrower will be charged for issuing and processing letters of credit for the Borrower.

                 (f) to allow the Bank to automatically charge its checking account for applicable fees, discounts, and other charges.

                 (g) to pay the Bank a non-refundable fee equal to 1.5% per annum of the outstanding undrawn amount of each standby letter of credit, payable annually in advance, calculated on the basis of the face amount outstanding on the day the fee is calculated.

2.   FACILITY NO. 2:  EXISTING TERM LOAN

           2.1 OUTSTANDING TERM LOAN. There is outstanding from the Bank to the Borrower a term loan in the original principal amount of $2,050,000. This term loan is currently subject to the terms and conditions of Facility No. 2 of the Business Loan Agreement dated as of September 28, 1994. As of the date of this Agreement, the term loan shall be deemed to be outstanding as Facility No. 2 under this Agreement, and shall be subject to all the terms and conditions stated in this Agreement.

           2.2   INTEREST RATE.

                 (a) Unless the Borrower elects an optional interest rate as described below, the interest rate is the Bank's Reference Rate.

                 (b) The Borrower may prepay the loan in full or in part at any time. The prepayment will be applied to the most remote installment of principal due under this Agreement.

           2.3   REPAYMENT TERMS.

                 (a) The Borrower will pay all accrued but unpaid interest on June 30, 1996 and then monthly thereafter until payment in full of the principal of this loan.

                 (b) The Borrower will repay the principal amount of Facility No. 2 in seventeen (17) equal successive quarterly installments of One Hundred Two Thousand Five Hundred Dollars ($102,500) each, starting August 31, 1996. On August 31, 2000, the Borrower will repay the remaining principal balance plus any interest then due.

           2.4 OPTIONAL INTEREST RATES. Instead of the interest rate based on the Bank's Reference Rate, the Borrower may elect the optional interest rates listed below for this Facility No. 2 during interest periods agreed to by the Bank and the Borrower. The optional interest rates shall be subject to the terms and conditions described later in this Agreement. Any principal amount bearing interest at an optional rate under this Agreement is referred to as a "Portion." The following optional interest rates are available:

                 (a)  the Cayman Rate plus 1.50 percentage points.

                 (b)  the LIBOR Rate plus 1.50 percentage points

3.  FACILITY NO. 3:   NEW TERM LOAN

           3.1 LOAN AMOUNT. The Bank agrees to provide a term loan ("Facility No. 3") to the Borrower in the amount of Two Million Dollars ($2,000,000) (the "Facility No. 3 Commitment").

           3.2 AVAILABILITY PERIOD. The loan is available in one disbursement from the Bank between the date of this Agreement and July 31, 1996 unless the Borrower is in default.

           3.3   INTEREST RATE.

                 (a) Unless the Borrower elects an optional interest rate as described below, the interest rate is the Bank's Reference Rate.

                 (b) The Borrower may prepay the loan in full or in part at any time. The prepayment will be applied to the most remote installment of principal due under this Agreement.

           3.4   REPAYMENT TERMS.

                 (a) The Borrower will pay all accrued but unpaid interest on July 31, 1996 and then monthly thereafter and upon payment in full of the principal of the loan.

                 (b) The Borrower will repay principal in eleven (11) equal successive quarterly installments of One Hundred Thousand Dollars ($100,000) starting October 31, 1996. On July 31, 1999 the Borrower will repay the remaining principal balance plus any interest then due.

           3.5 OPTIONAL INTEREST RATE. Instead of the interest rate based on the Bank's Reference Rate, the Borrower may elect the optional interest rate listed below for this Facility No. 3 during interest periods agreed to by the Bank and the Borrower. The optional interest rate shall be subject to the terms and conditions described later in this Agreement. Any principal amount bearing interest at an optional rate under this Agreement is referred to as a "Portion." The optional interest rate available is the Cayman Rate plus 2.10 percentage points.

4.  OPTIONAL INTEREST RATES

           4.1 OPTIONAL RATES. Each optional interest rate is a rate per year. Interest will be paid on the last day of each interest period, and on the last day of each month during the interest period. At the end of any interest period, the interest rate will revert to the rate based on the Reference Rate, unless the Borrower has designated another optional interest rate for the Portion. No Portion will be converted to a different interest rate during the applicable interest period. Upon the occurrence of an event of default under this Agreement, the Bank may terminate the availability of optional interest rates for interest periods commencing after the default occurs.

           4.2 CAYMAN RATE. The election of Cayman Rates shall be subject to the following terms and requirements:

                 (a) The interest period during which the Cayman Rate will be in effect will be no shorter than 30 days and no longer than one year. The last day of the interest period will be determined by the Bank using the practices of the offshore dollar inter-bank market.

                 (b) Each Cayman Rate Portion will be for an amount not less than Five Hundred Thousand Dollars ($500,000).

                 (c) The Borrower may not elect a Cayman Rate with respect to any principal amount which is scheduled to be repaid before the last day of the applicable interest period.

                 (d) The "Cayman Rate" means the interest rate determined by the following formula, rounded upward to the nearest 1/100 of one percent. (All amounts in the calculation will be determined by the Bank as of the first day of the interest period.)

           Cayman Rate =       Cayman Base Rate
                         ---------------------------
                         (1.00 - Reserve Percentage)

     Where,

                      (i) "Cayman Base Rate" means the interest rate at which the Bank's Grand Cayman Branch, Grand Cayman, British West Indies, would offer U.S. dollar deposits for the applicable interest period to other major banks in the offshore dollar inter-bank market.

                     (ii) "Reserve Percentage" means the total of the maximum reserve percentages for determining the reserves to be maintained by member banks of the Federal Reserve System for Eurocurrency Liabilities, as defined in Federal Reserve Board Regulation D, rounded upward to the nearest 1/100 of one percent. The percentage will be expressed as a decimal, and will include, but not be limited to, marginal, emergency, supplemental, special, and other reserve percentages.

           (e) Each prepayment of a Cayman Rate Portion, whether voluntary, by reason of acceleration or otherwise, will be accompanied by the amount of accrued interest on the amount prepaid, and a prepayment fee as described below. A "prepayment" is a payment of an amount on a date earlier than the scheduled payment date for such amount as required by this Agreement. The prepayment fee shall be equal to the amount (if any) by which:

                      (i) the additional interest which would have been payable during the interest period on the amount prepaid had it not been prepaid, exceeds

                     (ii) the interest which would have been recoverable by the Bank by placing the amount prepaid on deposit in the domestic certificate of deposit market, the eurodollar deposit market, or other appropriate money market selected by the Bank for a period starting on the date on which it was prepaid and ending on the last day of the interest period for such Portion (or the scheduled payment date for the amount prepaid, if earlier).

           (f) The Bank will have no obligation to accept an election for a Cayman Rate Portion if any of the following described events has occurred and is continuing:

                      (i) Dollar deposits in the principal amount, and for periods equal to the interest period, of a Cayman Rate Portion are not available in the offshore Dollar inter-bank market; or

                     (ii) the Cayman Rate does not accurately reflect the cost of a Cayman Rate Portion.

          4.3 LIBOR RATE. The election of LIBOR Rates shall be subject to the following terms and requirements:

                 (a) The interest period during which the LIBOR Rate will be in effect will be one, two, three, four, five, six, seven, eight, nine, ten, eleven, or twelve months. The first day of the interest period must be a day other than a Saturday or a Sunday on which the Bank is open for business in California, New York and London and dealing in offshore dollars (a "LIBOR Banking Day"). The last day of the interest period and the actual number of days during the interest period will be determined by the Bank using the practices of the London inter-bank market.

                 (b) Each LIBOR Rate portion will be for an amount not less than Five Hundred Thousand Dollars ($500,000).

                 (c) The "LIBOR Rate" means the interest rate determined by the following formula, rounded upward to the nearest 1/100 of one percent. (All amounts in the calculation will be determined by the Bank as of the first day of the interest period.)

           LIBOR Rate =     London Inter-Bank Offered Rate
                            ------------------------------
                             (1.00 - Reserve Percentage)

     Where,

                      (i) "London Inter-Bank Offered Rate" means the interest rate at which the Bank's London Branch, London, Great Britain, would offer U.S. dollar deposits for the applicable interest period to other major banks in the London inter-bank market at approximately 11:00 a.m. London time two (2) London Banking Days before the commencement of the interest period. A "London Banking Day" is a day on which the Bank's London Branch is open for business and dealing in offshore dollars.

                     (ii) "Reserve Percentage" means the total of the maximum reserve percentages for determining the reserves to be maintained by member banks of the Federal Reserve System for Eurocurrency Liabilities, as defined in Federal Reserve Board Regulation D, rounded upward to the nearest 1/100 of one percent. The percentage will be expressed as a decimal, and will include, but not be limited to, marginal, emergency, supplemental, special, and other reserve percentages.

                 (d) The Borrower shall irrevocably request a LIBOR Rate portion no later than 12:00 noon San Francisco time on the LIBOR Banking Day preceding the day on which the London Inter-Bank Offered Rate will be set, as specified above.

                 (e) The Borrower may not elect a LIBOR Rate with respect to any principal amount which is scheduled to be repaid before the last day of the applicable interest period.

                 (f) Any portion of the principal balance already bearing interest at the LIBOR Rate will not be converted to a different rate during its interest period.

                 (g) Each prepayment of a LIBOR Rate portion, whether voluntary, by reason of acceleration or otherwise, will be accompanied by the amount of accrued interest on the amount prepaid and a prepayment fee as described below. A "prepayment" is a payment of an amount on a date earlier than the scheduled payment date for such amount as required by this Agreement. The prepayment fee shall be equal to the amount (if any) by which:

                      (i) the additional interest which would have been payable during the interest period on the amount prepaid had it not been prepaid, exceeds

                     (ii) the interest which would have been recoverable by the Bank by placing the amount prepaid on deposit in the domestic certificate of deposit market, the eurodollar deposit market, or other appropriate money market selected by the Bank, for a period starting on the date on which it was prepaid and ending on the last day of the interest period for such portion (or the scheduled payment date for the amount prepaid, if earlier).

                 (h) The Bank will have no obligation to accept an election for a LIBOR Rate portion if any of the following described events has occurred and is continuing:

                      (i) Dollar deposits in the principal amount, and for periods equal to the interest period, of a LIBOR Rate portion are not available in the London inter-bank market; or

                     (ii) the LIBOR Rate does not accurately reflect the cost of a LIBOR Rate portion.

5.  FEES, EXPENSES AND COSTS

          5.1 UNUSED COMMITMENT FEE. The Borrower agrees to pay a fee on any difference between the Facility No. 1 Commitment and the amount of credit it actually uses, determined by the weighted average credit outstanding during the specified period. The fee will be calculated at 0.1875% per year on a calendar quarter basis. The calculation of credit outstanding shall include the undrawn amount of letters of credit.

This fee is due on 10 days from the Bank's billing date for each such period.

          5.2 EXPENSES. The Borrower agrees to immediately repay the Bank for expenses that include, but are not limited to, filing, recording and search fees, appraisal fees, title report fees, and documentation fees.

          5.3  REIMBURSEMENT COSTS.

                 (a) The Borrower and the Guarantor agree to reimburse the Bank for any expenses it incurs in the preparation of this Agreement and any agreement or instrument required by this Agreement. Expenses include, but are not limited to, reasonable attorneys' fees, including any allocated costs of the Bank's in-house counsel.

                 (b) The Borrower and the Guarantor agree to reimburse the Bank for the cost of periodic audits and appraisals of the personal property collateral securing this Agreement, at such intervals as the Bank may reasonably require. The audits and appraisals may be performed by employees of the Bank or by independent appraisers.

6.  COLLATERAL

          6.1 PERSONAL PROPERTY. The Borrower's obligations to the Bank under this Agreement will be secured by personal property the Borrower now owns or will own in the future as listed below. The collateral is further defined in security agreement(s) executed by the Borrower. In addition, all personal property collateral securing this Agreement shall also secure all other present and future obligations of the Borrower to the Bank (excluding any consumer credit covered by the federal Truth in Lending law, unless the Borrower has otherwise agreed in writing). All personal property collateral securing any other present or future obligations of the Borrower to the Bank shall also secure this Agreement.

                 (a)  Machinery, equipment, and fixtures.

                 (b)  Inventory.

                 (c)  Receivables.

                 (d)  Patents, trademarks and other general intangibles.

          6.2 LENT COLLATERAL. The Borrower's obligations to the Bank under this Agreement will be secured by personal property now owned or owned in the future by the Guarantor as listed below. The collateral is further defined in security agreement(s) executed by the Guarantor.

                 (a)  Machinery, equipment, and fixtures.

                 (b)  Inventory.

                 (c)  Receivables.

                 (d)  Patents, trademarks and other general intangibles.

7.  DISBURSEMENTS, PAYMENTS AND COSTS

          7.1 REQUESTS FOR CREDIT. Each request for an extension of credit will be made in writing in a manner acceptable to the Bank, or by another means acceptable to the Bank.

          7.2 DISBURSEMENTS AND PAYMENTS. Each disbursement by the Bank and each payment by the Borrower will be:

                 (a) made at the Bank's branch (or other location) selected by the Bank from time to time;

                 (b) made for the account of the Bank's branch selected by the Bank from time to time;

                 (c) made in immediately available funds, or such other type of funds selected by the Bank;

                 (d) evidenced by records kept by the Bank. In addition, the Bank may, at its discretion, require the Borrower to sign one or more promissory notes.

          7.3  TELEPHONE AND TELEFAX AUTHORIZATION.

                 (a) The Bank may honor telephone or telefax instructions for advances or repayments or for the designation of optional interest rates and telefax requests for the issuance of letters of credit given by any one of the individuals authorized to sign loan agreements on behalf of the Borrower, or any other individual designated by any one of such authorized signers.

                 (b) Advances will be deposited in and repayments will be withdrawn from the Borrower's account number 12331-16650, or such other of the Borrower's accounts with the Bank as designated in writing by the Borrower.

                 (c) The Borrower indemnifies and excuses the Bank (including its officers, employees, and agents) from all liability, loss, and costs in connection with any act resulting from telephone or telefax instructions it reasonably believes are made by any individual authorized by the Borrower to give such instructions. This indemnity and excuse will survive this Agreement's termination.

          7.4  DIRECT DEBIT (PRE-BILLING).

                 (a) The Borrower agrees that the Bank will debit the Borrower's deposit account number 12331-16650, or such other of the Borrower's accounts with the Bank as designated in writing by the Borrower (the "Designated Account") on the date each payment of principal and interest and any fees from the Borrower becomes due (the "Due Date"). If the Due Date is not a banking day, the Designated Account will be debited on the next banking day.

                 (b) Approximately 10 days prior to each Due Date, the Bank will mail to the Borrower a statement of the amounts that will be due on that Due Date (the "Billed Amount"). The calculation will be made on the assumption that no new extensions of credit or payments will be made between the date of the billing statement and the Due Date, and that there will be no changes in the applicable interest rate.

                 (c) The Bank will debit the Designated Account for the Billed Amount, regardless of the actual amount due on that date (the "Accrued Amount"). If the Billed Amount debited to the Designated Account differs from the Accrued Amount, the discrepancy will be treated as follows:

                      (i) If the Billed Amount is less than the Accrued Amount, the Billed Amount for the following Due Date will be increased by the amount of the discrepancy. The Borrower will not be in default by reason of any such discrepancy.

                     (ii) If the Billed Amount is more than the Accrued Amount, the Billed Amount for the following Due Date will be decreased by the amount of the discrepancy.

     Regardless of any such discrepancy, interest will continue to accrue based on the actual amount of principal outstanding without compounding. The Bank will not pay the Borrower interest on any overpayment.

                 (d) The Borrower will maintain sufficient funds in the Designated Account to cover each debit. If there are insufficient funds in the Designated Account on the date the Bank enters any debit authorized by this Agreement, the debit will be reversed.

          7.5 BANKING DAYS. Unless otherwise provided in this Agreement, a banking day is a day other than a Saturday or a Sunday on which the Bank is open for business in California. For amounts bearing interest at an offshore rate (if any), a banking day is a day other than a Saturday or a Sunday on which the Bank is open for business in California and dealing in offshore dollars. All payments and disbursements which would be due on a day which is not a banking day will be due on the next banking day. All payments received on a day which is not a banking day will be applied to the credit on the next banking day. For amounts bearing interest at a LIBOR Rate, a banking day is a day other than a Saturday or a Sunday on which the Bank is open for business in California, New York and London and dealing in offshore dollars.

          7.6 TAXES. If any payments to the Bank under this Agreement are made from outside the United States, the Borrower will not deduct any foreign taxes from any payments it makes to the Bank. If any such taxes are imposed on any payments made by the Borrower (including payments under this paragraph), the Borrower will pay the taxes and will also pay to the Bank, at the time interest is paid, any additional amount which the Bank specifies as necessary to preserve the after-tax yield the Bank would have received if such taxes had not been imposed. The Borrower will confirm that it has paid the taxes by giving the Bank official tax receipts (or notarized copies) within 30 days after the due date.

          7.7 ADDITIONAL COSTS. The Borrower will pay the Bank, on demand, for the Bank's costs or losses arising from any statute or regulation, or any request or requirement of a regulatory agency which is applicable to all national banks or a class of all national banks. The costs and losses will be allocated to the loan in a manner determined by the Bank, using any reasonable method. The costs include the following:

                 (a)  any reserve or deposit requirements; and

                 (b) any capital requirements relating to the Bank's assets and commitments for credit.

          7.8 INTEREST CALCULATION. Except as otherwise stated in this Agreement, all interest and fees, if any, will be computed on the basis of a 360-day year and the actual number of days elapsed. This results in more interest or a higher fee than if a 365-day year is used.

          7.9 DEFAULT RATE. Upon the occurrence and during the continuation of any default under this Agreement, principal amounts outstanding under this Agreement will at the option of the Bank bear interest at a rate which is two and one-half (2.50) percentage points higher than the rate of interest otherwise provided under this Agreement. This will not constitute a waiver of any default. Installments of principal which are not paid when due under this Agreement shall continue to bear interest until paid. Any interest, fees or costs which are not paid when due shall bear interest at the Bank's Reference Rate plus three (3.0) percentage points. This may result in compounding of interest.

8.  CONDITIONS

          The Bank must receive the following items, in form and content acceptable to the Bank, before it is required to extend any credit to the Borrower under this Agreement:

          8.1 AUTHORIZATIONS. Evidence that the execution, delivery and performance by the Borrower and the Guarantor of this Agreement and any instrument or agreement required under this Agreement have been duly authorized.

          8.2 SECURITY AGREEMENTS. Signed original security agreements, assignments, financing statements and fixture filings (together with collateral in which the Bank requires a possessory security interest), which the Bank requires.

          8.3 EVIDENCE OF PRIORITY. Evidence that security interests and liens in favor of the Bank are valid, enforceable, and prior to all others' rights and interests, except those the Bank consents to in writing.

          8.4 INSURANCE. Evidence of insurance coverage, as required in the "Covenants" section of this Agreement.

          8.5 GUARANTIES. Guaranties signed by the Borrower with respect to indebtedness of IMPCO Technologies Pty Limited ("ITPL"), in the amount of Two Million Dollars ($2,000,000) and by the Guarantor with respect to all indebtedness of the Borrower to the Bank, in the amount of Fourteen Million Dollars ($14,000,000).

          8.6 CONDITION TO FACILITY NO. 3. Before the funding of Facility No. 3, evidence satisfactory to the Bank that the Bank's Sydney, Australia branch is prepared to fund a loan to ITPL in Australian dollars equivalent to Two Million U.S. Dollars ($2,000,000).

          8.7 OTHER ITEMS. Any other items that the Bank reasonably requires.

9.  REPRESENTATIONS AND WARRANTIES OF THE BORROWER

          When the Borrower signs this Agreement, and until the Bank is repaid in full, the Borrower makes the following representations and warranties.
Each request for an extension of credit constitutes a renewed representation:

          9.1 ORGANIZATION OF BORROWER. The Borrower is a corporation duly formed and existing under the laws of the state where organized.

          9.2 AUTHORIZATION. This Agreement, and any instrument or agreement required hereunder, are within the Borrower's powers, have been duly authorized, and do not conflict with any of its organizational papers.

          9.3 ENFORCEABLE AGREEMENT. This Agreement is a legal, valid and binding agreement of the Borrower, enforceable against the Borrower in accordance with its terms, and any instrument or agreement required hereunder, when executed and delivered, will be similarly legal, valid, binding and enforceable.

          9.4 GOOD STANDING. In each state in which the Borrower does business, it is properly licensed, in good standing, and, where required, in compliance with fictitious name statutes.

          9.5 NO CONFLICTS. This Agreement does not conflict with any law, agreement, or obligation by which the Borrower is bound.

          9.6 FINANCIAL INFORMATION. All financial and other information that has been or will be supplied to the Bank is:

                 (a) sufficiently complete to give the Bank accurate knowledge of the Borrower's financial condition.

                 (b) in compliance with all government regulations that apply.

          9.7 LAWSUITS. There is no lawsuit, tax claim or other dispute pending or threatened against the Borrower which, if lost, would impair the Borrower's financial condition or ability to repay the loan, except as have been disclosed in writing to the Bank.

          9.8 COLLATERAL. All collateral required in this Agreement is owned by the grantor of the security interest free of any title defects or any liens or interests of others, other than security interests of BA Leasing & Capital Group in certain equipment.

          9.9 PERMITS, FRANCHISES. The Borrower possesses all permits, memberships, franchises, contracts and licenses required and all trademark rights, trade name rights, patent rights and fictitious name rights necessary to enable it to conduct the business in which it is now engaged.

          9.10 OTHER OBLIGATIONS. The Borrower is not in default on any obligation for borrowed money, any purchase money obligation or any other material lease, commitment, contract, instrument or obligation.

          9.11 INCOME TAX RETURNS. The Borrower has no knowledge of any pending assessments or adjustments of its income tax for any year.

          9.12 NO EVENT OF DEFAULT. There is no event which is, or with notice or lapse of time or both would be, a default under this Agreement.

          9.13 LOCATION OF BORROWER. The Borrower's place of business (or, if the Borrower has more than one place of business, its chief executive office) is located at the address listed under the Borrower's signature on this Agreement.

10.  REPRESENTATIONS AND WARRANTIES OF THE GUARANTOR

          When the Guarantor signs this Agreement, and until the Bank is repaid in full, the Guarantor makes the following representations and warranties. Each request for an extension of credit constitutes a renewed representation:

          10.1 ORGANIZATION OF GUARANTOR. Guarantor is a corporation duly formed and existing under the laws of the state where organized.

          10.2 AUTHORIZATION. This Agreement, and any instrument or agreement required hereunder, are within the Guarantor's powers, have been duly authorized, and do not conflict with any of its organizational papers.

          10.3 ENFORCEABLE AGREEMENT. This Agreement is a legal, valid and binding agreement of the Guarantor, enforceable against the Guarantor in accordance with its terms, and any instrument or agreement required hereunder, when executed and delivered, will be similarly legal, valid, binding and enforceable.

          10.4 GOOD STANDING. In each state in which the Guarantor does business, it is properly licensed, in good standing, and, where required, in compliance with fictitious name statutes.

          10.5 NO CONFLICTS. This Agreement does not conflict with any law, agreement, or obligation by which the Guarantor is bound.

          10.6 FINANCIAL INFORMATION. All financial and other information that has been or will be supplied to the Bank is:

                 (a) sufficiently complete to give the Bank accurate knowledge of the Guarantor's financial condition.

                 (b)  in form and content requires by the Bank.

                 (b) in compliance with all government regulations that apply.

          10.7 LAWSUITS. There is no lawsuit, tax claim or other dispute pending or threatened against the Guarantor which, if lost, would impair the Guarantor's financial condition or ability to repay the loan, except as have been disclosed in writing to the Bank.

          10.8 COLLATERAL. All collateral required in this Agreement is owned by the grantor of the security interest free of any title defects or any liens or interests of others, other than security interests of BA Leasing & Capital Group in certain equipment.

          10.9 PERMITS, FRANCHISES. The Guarantor possesses all permits, memberships, franchises, contracts and licenses required and all trademark rights, trade name rights, patent rights and fictitious name rights necessary to enable it to conduct the business in which it is now engaged.

          10.10 OTHER OBLIGATIONS. The Guarantor is not in default on any obligation for borrowed money, any purchase money obligation or any other material lease, commitment, contract, instrument or obligation.

          10.11 INCOME TAX RETURNS. The Guarantor has no knowledge of any pending assessments or adjustments of its income tax for any year.

          10.12 NO EVENT OF DEFAULT. There is no event which is, or with notice or lapse of time or both would be, a default under this Agreement.

          10.13 LOCATION OF GUARANTOR. The Guarantor's place of business (or, if the Guarantor has more than one place of business, its chief executive office) is located at the address listed under the Guarantor's signature on this Agreement.

11.  COVENANTS

          The Borrower and the Guarantor agree, so long as credit is available under this Agreement and until the Bank is repaid in full:

          11. USE OF PROCEEDS. To use the proceeds of (i) Facility No. 1 only for the Borrower's working capital and other general corporate purposes;
(ii) Facility No. 2 only for the Borrower's acquisition of a 51% ownership in Technisch Bureau Media BV and related acquisition costs; and (iii) Facility No. 3 only for ITPL's acquisition of the assets of Ateco Equipment Pty Limited ("AEPL") and related acquisition costs.

          11.2 FINANCIAL INFORMATION. To provide the following financial information and statements in form and content acceptable to the Bank, and such additional information as requested by the Bank from time to time:

                 (a) Within 90 days of the fiscal year end, the Guarantor's annual financial statements. These financial statements must be audited by a Certified Public Accountant acceptable to the Bank. The statements shall be prepared on a consolidated and consolidating basis.

                 (b) Within 30 days of the period's end, the Borrower's and the Guarantor's quarterly financial statements. These financial statements may be Borrower prepared. The statements shall be prepared on a consolidated and consolidating basis.

                 (c) Within 30 days after the end of each fiscal quarter, statements showing an aging of the Borrower's receivables.

                 (d) Within 30 days after the end of each fiscal quarter, statements showing an aging of the Borrower's accounts payable.

          11.3 QUICK RATIO. With respect to the Guarantor, to maintain on a consolidated basis a ratio of quick assets to current liabilities of at least 0.65:1.0.

     "Quick assets" means cash, short-term cash investments, net trade receivables and marketable securities not classified as long-term investments. This covenant will be calculated on a quarterly basis.

          11.4 TANGIBLE NET WORTH. With respect to the Guarantor, to maintain on a consolidated basis tangible net worth equal to Ten Million Seven Hundred Fifty Thousand Dollars ($10,750,000), plus, as of each April 30, commencing April 30, 1997, an amount equal to 50% of the Guarantor's net income after income taxes (without subtracting losses) earned in the preceding 12 month period.

     "Tangible net worth" means the gross book value of the Guarantor's assets (excluding goodwill, patents, trademarks, trade names, organization expense, treasury stock, unamortized debt discount and expense, deferred research and development costs, deferred marketing expenses, and other like intangibles, less total liabilities, including but not limited to accrued and deferred income taxes, and any reserves against assets. This covenant will be calculated on a quarterly basis.

          11.5 TOTAL LIABILITIES TO TANGIBLE NET WORTH. With respect to the Guarantor, to maintain on a consolidated basis a ratio of total liabilities to tangible net worth not exceeding the ratios indicated for each period specified below:

                     PERIOD                         RATIO
                     ------                         -----
          From the date of this Agreement
          through October 31, 1996                  2.00:1.0

          From November 1, 1996 through
          July 30, 1997                             1.80:1.0

          From July 31, 1997 through
          April 30, 1998                            1.50:1.0

          From May 1, 1998, and
          thereafter                                1.30:1.0

     "Total liabilities" means the sum of current liabilities plus long term liabilities. This covenant will be calculated on a quarterly basis.

          11.6 CASH FLOW RATIO. With respect to the Guarantor, to maintain on a consolidated basis a cash flow ratio of at least 1.50:1.0.

     "Cash flow ratio" means the ratio of cash flow to the current portion of long term liabilities. "Cash flow" is defined as net income from operations and investments, plus interest expense, depreciation, amortization and other non-cash charges, less dividends and unfinanced capital expenditures, divided by the sum of interest expense plus current portion of long term debt. This ratio will be calculated at the end of each fiscal quarter, using the results of that quarter and each of the 3 immediately preceding quarters. The current portion of long term liabilities will be measured as of the last day of the preceding fiscal year.

          11.7 OTHER DEBTS. Not to have outstanding or incur any direct or contingent liabilities (other than those to the Bank), or become liable for the liabilities of others without the Bank's written consent. This does not prohibit:

                 (a) Acquiring goods, supplies, or merchandise on normal trade credit, and incurring indebtedness for services rendered, similar in nature and amount to such indebtedness incurred by the Borrower in the past.

                 (b) Endorsing negotiable instruments received in the usual course of business.

                 (c) Obtaining surety bonds in the usual course of business.

                 (d) Liabilities in existence on the date of this Agreement disclosed in writing to the Bank.

                 (e) Additional debts for purchase money transactions including capital leases, conditional sales or other title retention contracts with respect to property used or acquired, which do not exceed a total principal amount of Three Hundred Thousand Dollars ($300,000) for each annual accounting period.

                 (f) Lease transactions between the Guarantor and BA Leasing & Capital Group.

          11.8 OTHER LIENS. Not to create, assume, or allow any security interest or lien (including judicial liens) on property the Borrower now or later owns, except:

                 (a) Deeds of trust and security agreements in favor of the Bank.

                 (b)  Liens for taxes not yet due.

                 (c) Additional purchase money security interests and similar liens in property acquired after the date of this Agreement, to secure transactions permitted under Paragraph 11.7(e).

                 (d)  Security interests in favor of BA Leasing & Capital
     Group.

          11.9 MAXIMUM ADVANCES OUTSTANDING. To reduce the outstanding principal balance of Facility No. 1 to an amount not exceeding Three Million Five Hundred Thousand Dollars ($3,500,000) for a period of at least 30 consecutive days in each line-year. "Line-year" means the period between the date of this Agreement and August 31, 1997, and each subsequent one-year period (if any). For purposes of this paragraph, "advances" does not include undrawn amounts of outstanding letters of credit.

          11.10  NOTICES TO BANK.  To promptly notify the Bank in writing of:

                 (a) any lawsuit over One Hundred Thousand Dollars ($100,000) against the Borrower or the Guarantor.

                 (b) any substantial dispute between the Borrower or the Guarantor and any government authority.

                 (c)  any failure to comply with this Agreement.

                 (d) any material adverse change in the Borrower's or the Guarantor's business condition (financial or otherwise), operations, properties or prospects, or ability to repay the credit.

                 (e) any change in the Borrower's or the Guarantor's name, legal structure, place of business, or chief executive office if the Borrower or the Guarantor has more than one place of business.

          11.11  BOOKS AND RECORDS.  To maintain adequate books and records.

          11.12 AUDITS. To allow the Bank and its agents to inspect the Borrower's or the Guarantor's properties and examine, audit and make copies of books and records at any reasonable time. If any of the Borrower's properties, books or records are in the possession of a third party, the Borrower and the Guarantor each authorize that third party to permit the Bank or its agents to have access to perform inspections or audits and to respond to the Bank's requests for information concerning such properties, books and records.

          11.13 COMPLIANCE WITH LAWS. To comply with the laws (including any fictitious name statute), regulations, and orders of any government body with authority over the Borrower's or the Guarantor's business.

          11.14 PRESERVATION OF RIGHTS. To maintain and preserve all rights, privileges, and franchises the Borrower or the Guarantor now has.

          11.15 MAINTENANCE OF PROPERTIES. To make any repairs, renewals, or replacements to keep the Borrower's and the Guarantor's properties in good working condition.

          11.16 PERFECTION OF LIENS. To help the Bank perfect and protect its security interests and liens, and reimburse it for related costs it incurs to protect its security interests and liens.

          11.17 COOPERATION. To take any action reasonably requested by the Bank to carry out the intent of this Agreement.

          11.18  INSURANCE.

                 (a) INSURANCE COVERING COLLATERAL. To maintain all risk property damage insurance policies covering the tangible property comprising the collateral. Each insurance policy must be in an amount acceptable to the Bank. The insurance must be issued by an insurance company acceptable to the Bank and must include a lender's loss payable endorsement in favor of the Bank in a form acceptable to the Bank.

                 (b) GENERAL BUSINESS INSURANCE. To maintain insurance satisfactory to the Bank as to amount, nature and carrier covering property damage (including loss of use and occupancy) to any of the Borrower's or the Guarantor's properties, public liability insurance including coverage for contractual liability, product liability and workers' compensation, and any other insurance which is usual for the Borrower's or the Guarantor's business.

                 (c) EVIDENCE OF INSURANCE. Upon the request of the Bank, to deliver to the Bank a copy of each insurance policy, or, if permitted by the Bank, a certificate of insurance listing all insurance in force.

          11.19 ADDITIONAL NEGATIVE COVENANTS. Not to, without the Bank's written consent:

                 (a) engage in any business activities substantially different from the Borrower's or the Guarantor's present business.

                 (b) liquidate or dissolve the Borrower's or the Guarantor's business.

                 (c) enter into any consolidation, merger, or other combination, or become a partner in a partnership, a member of a joint venture, or a member of a limited liability company, except for ITPL's acquisition of AEPL's assets.

                 (d) sell, lease, transfer or dispose of all or a substantial part of the Borrower's or the Guarantor's business or the Borrower's or the Guarantor's assets except in an aggregate amount not exceeding Two Hundred Thousand Dollars ($200,000) in any fiscal year.

                 (e) acquire or purchase a business or its assets for a consideration, including assumption of debt, except for ITPL's acquisition of AEPL's assets.

                 (f) sell, assign, lease, transfer or otherwise dispose of any assets for less than fair market value, or enter into any agreement to do so.

                 (g) enter into any sale and leaseback agreement covering any of its fixed or capital assets.

                 (h) voluntarily suspend its business for more than 7 days in any 30 day period.

12.  HAZARDOUS WASTE INDEMNIFICATION

          The Borrower and the Guarantor will indemnify and hold harmless the Bank from any loss or liability directly or indirectly arising out of the use, generation, manufacture, production, storage, release, threatened release, discharge, disposal or presence of a hazardous substance. This indemnity will apply whether the hazardous substance is on, under or about the Borrower's or the Guarantor's property or operations or property leased to the Borrower or the Guarantor. The indemnity includes but is not limited to attorneys' fees (including the reasonable estimate of the allocated cost of in-house counsel and staff). The indemnity extends to the Bank, its parent, subsidiaries and all of their directors, officers, employees, agents, successors, attorneys and assigns. For these purposes, the term "hazardous substances" means any substance which is or becomes designated as "hazardous" or "toxic" under any federal, state or local law. This indemnity will survive repayment of the Borrower's and the Guarantor's obligations to the Bank.

13.  DEFAULT

          If any of the following events occurs, the Bank may do one or more of the following: declare the Borrower in default, stop making any additional credit available to the Borrower, and require the Borrower to repay its entire debt immediately and without prior notice. If an event of default occurs under the paragraph entitled "Bankruptcy," below, with respect to the Borrower or the Guarantor, then the entire debt outstanding under this Agreement will automatically be due immediately.

          13.1 FAILURE TO PAY. The Borrower fails to make a payment under this Agreement within 10 days after the date when due.

          13.2 LIEN PRIORITY. The Bank fails to have an enforceable first lien (except for any prior liens to which the Bank has consented in writing) on or security interest in any property given as security for this loan.

          13.3 FALSE INFORMATION. The Borrower has given the Bank false or misleading information or representations.

          13.4 BANKRUPTCY. The Borrower or the Guarantor files a bankruptcy petition, a bankruptcy petition is filed against the Borrower or the Guarantor or the Borrower or the Guarantor makes a general assignment for the benefit of creditors. The default will be deemed cured if any bankruptcy petition filed against the Borrower or the Guarantor is dismissed within a period of 60 days after the filing; provided, however, that the Bank will not be obligated to extend any additional credit to the Borrower during that period.

          13.5 RECEIVERS. A receiver or similar official is appointed for the Borrower's or the Guarantor's business, or the business is terminated.

          13.6 LAWSUITS. Any lawsuit or lawsuits are filed on behalf of one or more trade creditors against the Borrower or the Guarantor in an aggregate amount of Two Hundred Fifty Thousand Dollars ($250,000) or more in excess of any insurance coverage.

          13.7 JUDGMENTS. Any judgments or arbitration awards are entered against the Borrower or the Guarantor, or the Borrower or the Guarantor enters into any settlement agreements with respect to any litigation or arbitration, in an aggregate amount of Two Hundred Fifty Thousand Dollars ($250,000) or more in excess of any insurance coverage.

          13.8 GOVERNMENT ACTION. Any government authority takes action that the Bank believes materially adversely affects the Borrower's or the Guarantor's financial condition or ability to repay.

          13.9 MATERIAL ADVERSE CHANGE. A material adverse change occurs in the Borrower's or the Guarantor's business condition (financial or otherwise), operations, properties or prospects, or ability to repay the credit.

          13.10 CROSS-DEFAULT. Any default occurs under any agreement in connection with any credit the Borrower or the Guarantor has obtained from anyone else or which the Borrower or the Guarantor has guaranteed and such default is not cured or waived within any cure period applicable thereto.

          13.11 DEFAULT UNDER RELATED DOCUMENTS. Any guaranty, subordination agreement, security agreement, or other document required by this Agreement is violated or no longer in effect.

          13.12 OTHER BANK AGREEMENTS. The Borrower or the Guarantor fails to meet the conditions of, or fails to perform any obligation under any other agreement the Borrower or the Guarantor has with the Bank or any affiliate of the Bank, including without limitation BA Leasing & Capital Group.

          13.13 OTHER BREACH UNDER AGREEMENT. The Borrower fails to meet the conditions of, or fails to perform any obligation under, any term of this Agreement not specifically referred to in this Article. This includes any failure or anticipated failure by the Borrower to comply with any financial covenants set forth in this Agreement, whether such failure is evidenced by financial statements delivered to the Bank or is otherwise known to the Borrower or the Bank. If, in the Bank's opinion, the breach is capable of being remedied, the breach will not be considered an event of default under this Agreement for a period of thirty (30) days after the date on which the Bank gives written notice of the breach to the Borrower; provided, however, that the Bank will not be obligated to extend any additional credit to the Borrower during that period.

14.  ENFORCING THIS AGREEMENT; MISCELLANEOUS

          14.1 GAAP. Except as otherwise stated in this Agreement, all financial information provided to the Bank and all financial covenants will be made under generally accepted accounting principles, consistently applied.

          14.2  CALIFORNIA LAW.  This Agreement is governed by California law.

          14.3 SUCCESSORS AND ASSIGNS. This Agreement is binding on the Borrower's, the Guarantor's and the Bank's successors and assignees. The Borrower and the Guarantor each agree that it may not assign this Agreement without the Bank's prior consent. The Bank may sell participations in or assign this loan, and may exchange financial information about the Borrower and the Guarantor with actual or potential participants or assignees. If a participation is sold or the loan is assigned, the purchaser will have the right of set-off against the Borrower.

          14.4  ARBITRATION.

                 (a) This paragraph concerns the resolution of any controversies or claims between the Borrower and the Bank, including but not limited to those that arise from:

                      (i) This Agreement (including any renewals, extensions or modifications of this Agreement);

                     (ii) Any document, agreement or procedure related to or delivered in connection with this Agreement;

                    (iii)  Any violation of this Agreement; or

                     (iv) Any claims for damages resulting from any business conducted between the Borrower and the Bank, including claims for injury to persons, property or business interests (torts).

                 (b) At the request of the Borrower or the Bank, any such controversies or claims will be settled by arbitration in accordance with the United States Arbitration Act. The United States Arbitration Act will apply even though this Agreement provides that it is governed by California law.

                 (c) Arbitration proceedings will be administered by the American Arbitration Association and will be subject to its commercial rules of arbitration.

                 (d) For purposes of the application of the statute of limitations, the filing of an arbitration pursuant to this paragraph is the equivalent of the filing of a lawsuit, and any claim or controversy which may be arbitrated under this paragraph is subject to any applicable statute of limitations. The arbitrators will have the authority to decide whether any such claim or controversy is barred by the statute of limitations and, if so, to dismiss the arbitration on that basis.

                 (e) If there is a dispute as to whether an issue is arbitrable, the arbitrators will have the authority to resolve any such dispute.

                 (f) The decision that results from an arbitration proceeding may be submitted to any authorized court of law to be confirmed and enforced.

                 (g) The procedure described above will not apply if the controversy or claim, at the time of the proposed submission to arbitration, arises from or relates to an obligation to the Bank secured by real property located in California. In this case, both the Borrower and the Bank must consent to submission of the claim or controversy to arbitration. If both parties do not consent to arbitration, the controversy or claim will be settled as follows:

                      (i) The Borrower and the Bank will designate a referee (or a panel of referees) selected under the auspices of the American Arbitration Association in the same manner as arbitrators are selected in Association-sponsored proceedings;

                     (ii) The designated referee (or the panel of referees) will be appointed by a court as provided in California Code of Civil Procedure Section 638 and the following related sections;

                    (iii) The referee (or the presiding referee of the panel) will be an active attorney or a retired judge; and

                     (iv) The award that results from the decision of the referee (or the panel) will be entered as a judgment in the court that appointed the referee, in accordance with the provisions of California Code of Civil Procedure Sections 644 and 645.

                 (h) This provision does not limit the right of the Borrower or the Bank to:

                      (i)  exercise self-help remedies such as setoff;

                     (ii) foreclose against or sell any real or personal property collateral; or

                    (iii) act in a court of law, before, during or after the arbitration proceeding to obtain:

                         (A)  an interim remedy; and/or

                         (B)  additional or supplementary remedies.

                 (i) The pursuit of or a successful action for interim, additional or supplementary remedies, or the filing of a court action, does not constitute a waiver of the right of the Borrower or the Bank, including the suing party, to submit the controversy or claim to arbitration if the other party contests the lawsuit. However, if the controversy or claim arises from or relates to an obligation to the Bank which is secured by real property located in California at the time of the proposed submission to arbitration, this right is limited according to the provision above requiring the consent of both the Borrower and the Bank to seek resolution through arbitration.

                 (j) If the Bank forecloses against any real property securing this Agreement, the Bank has the option to exercise the power of sale under the deed of trust or mortgage, or to proceed by judicial foreclosure.

          14.5 SEVERABILITY; WAIVERS. If any part of this Agreement is not enforceable, the rest of the Agreement may be enforced. The Bank retains all rights, even if it makes a loan after default. If the Bank waives a default, it may enforce a later default. Any consent or waiver under this Agreement must be in writing.

          14.6 ADMINISTRATION COSTS. The Borrower and the Guarantor shall pay the Bank for all reasonable costs incurred by the Bank in connection with administering this Agreement.

          14.7 ATTORNEYS' FEES. The Borrower and the Guarantor shall reimburse the Bank for any reasonable costs and attorneys' fees incurred by the Bank in connection with the enforcement or preservation of any rights or remedies under this Agreement and any other documents executed in connection with this Agreement, and including any amendment, waiver, "workout" or restructuring under this Agreement. In the event of a lawsuit or arbitration proceeding, the prevailing party is entitled to recover costs and reasonable attorneys' fees incurred in connection with the lawsuit or arbitration proceeding, as determined by the court or arbitrator. In the event that any case is commenced by or against the Borrower under the Bankruptcy Code (Title 11, United States Code) or any similar or successor statute, the Bank is entitled to recover costs and reasonable attorneys' fees incurred by the Bank related to the preservation, protection, or enforcement of any rights of the Bank in such a case. As used in this paragraph, "attorneys' fees" includes the allocated costs of the Bank's in-house counsel.

          14.8 ONE AGREEMENT. This Agreement and any related security or other agreements required by this Agreement, collectively:

                 (a) represent the sum of the understandings and agreements between the Bank and the Borrower concerning this credit;

                 (b) replace any prior oral or written agreements between the Bank and the Borrower concerning this credit; and

                 (c) are intended by the Bank and the Borrower as the final, complete and exclusive statement of the terms agreed to by them.

In the event of any conflict between this Agreement and any other agreements required by this Agreement, this Agreement will prevail.

          14.9 INDEMNIFICATION. The Borrower and the Guarantor will indemnify and hold the Bank harmless from any loss, liability, damages, judgments, and costs of any kind relating to or arising directly or indirectly out of (a) this Agreement or any document required hereunder, (b) any credit extended or committed by the Bank to the Borrower hereunder, and (c) any litigation or proceeding related to or arising out of this Agreement, any such document, or any such credit. This indemnity includes but is not limited to attorneys' fees (including the allocated cost of in-house counsel). This indemnity extends to the Bank, its parent, subsidiaries and all of their directors, officers, employees, agents, successors, attorneys, and assigns. This indemnity will survive repayment of the Borrower's and the Guarantor's obligations to the Bank. All sums due to the Bank hereunder shall be obligations of the Borrower and the Guarantor, due and payable immediately without demand.

          14.10 NOTICES. All notices required under this Agreement shall be personally delivered or sent by first class mail, postage prepaid, to the addresses on the signature page of this Agreement, or to such other addresses as the Bank, the Guarantor or the Borrower may specify from time to time in writing.

          14.11 HEADINGS. Article and paragraph headings are for reference only and shall not affect the interpretation or meaning of any provisions of this Agreement.

          14.12 COUNTERPARTS. This Agreement may be executed in as many counterparts as necessary or convenient, and by the different parties on separate counterparts each of which, when so executed, shall be deemed an original but all such counterparts shall constitute but one and the same agreement.

          14.13 PRIOR AGREEMENT SUPERSEDED. This Agreement supersedes the Business Loan Agreement entered into as of September 28, 1994 among the Bank, the Borrower, and the Guarantor, and any credit outstanding thereunder shall be deemed to be outstanding under this Agreement.


This Agreement is executed as of the date stated at the top of the first page.

BANK OF AMERICA NATIONAL TRUST      BORROWER
AND SAVINGS  ASSOCIATION
                                    IMPCO TECHNOLOGIES, INC.

By: /s/Karim Teymourtache
    -------------------------
       Karim Teymourtache           By: /s/Robert M. Stemmler
Title: Vice President                   ----------------------
                                    Title: President &  CEO

Address where notices to the
Bank are to be sent:                By: /s/Thomas M. Costales
                                        ----------------------
525 S. Flower Street,               Title: CFO & Treasurer
Mezzanine Level
Los Angeles, CA  90071
                                    GUARANTOR

                                    AIRSENSORS, INC.


                                    By: /s/Robert M. Stemmler
                                        ----------------------
                                    Title: President &  CEO


                                     By: /s/Thomas M. Costales
                                         ----------------------
                                     Title: CFO & Treasurer

                                     Address where noticces to the
                                     Borrower and the Guarantor are
                                     to be sent:

                                     16804 Gridley Place
                                     Cerritos, CA  90701-1792